UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 001-36138

NOTIFICATION OF LATE FILING

(Check one:)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For period ended October 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the transition period ended: ___________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ayala Pharmaceuticals, Inc.
Full Name of Registrant

Advaxis, Inc.
Former Name if Applicable

9 Deer Park Drive, Suite K-1
Address of Principal Executive Office ( Street and Number)

Monmouth Junction, NJ 08852
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management is in the process of finalizing the operating results of Registrant’s year ended October 31, 2022. The information could not be assembled and analyzed without unreasonable effort and expense to the Registrant. The Form 10-K will be filed as soon as practicable and within the 15 day extension period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Igor Gitelman	609	452-9813
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended October 31, 2022 as compared to the year ended October 31, 2021, we expect to report that: revenue was reduced from approximately $3.2 million to approximately $0.3 million, as we had revenue from royalty payments in 2021 that were not repeated in 2022; research and development expenses declined to $7.6 million from $10.6 million and general and administrative expenses declined to $8.9 million from $11.5 million. As a result of these changes, we expect to report income available to common stockholders for the year ended October 31, 2022 of approximately $(15.4) million, as compared to $(17.9) million for the year ended October 31, 2021. Income available to common stockholders for the period may be increased by an income tax benefit of up to approximately $4.7 million if the Company completes the sale of certain New Jersey net operating losses prior to the issuance of the 10-K, regarding which it is awaiting further information but cannot make any assurances as to when or if such sale will occur.

Ayala Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 30, 2023	By	/s/ Igor Gitelman
		Name:	Igor Gitelman
		Title:	Interim Chief Financial Officer and VP of Finance